Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191106

HINES GLOBAL REIT II, INC.
SUPPLEMENT NO. 7 DATED APRIL 15, 2016
TO THE PROSPECTUS DATED AUGUST 12, 2015

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global REIT II, Inc. (“Hines Global II”), dated August 12, 2015 (the “Prospectus”), as supplemented by Supplement No. 2, dated November 17, 2015, Supplement No. 3, dated December 10, 2015, Supplement No. 4, dated January 22, 2016, Supplement No. 5 dated February 4, 2016 and Supplement No. 6 dated April 11, 2016. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	to provide an update on the extension of this offering;

B.	to describe a cap on issuer costs in connection with our organization and this offering that are reimbursable to our Advisor;

C.	to provide an update regarding the price of our primary offering shares and our distribution reinvestment plan shares, effective as of April 25, 2016; and

D.
to update the “Plan of Distribution” section of the Prospectus to include information regarding the determination by our board of directors of the estimated net asset value per share of our common stock and the corresponding determination of the new offering price per Class A Share and per Class T Share.

A. Extension of This Offering

Our board of directors has elected to extend this offering for up to an additional one-year period, expiring on August 20, 2017. In many states, we will need to renew the registration statement to continue the offering for this period. There is no guarantee that we will be able to extend the current offering in all such states. We reserve the right to further extend or terminate this offering at any time. Accordingly, disclosure on the cover page and throughout the Prospectus concerning the date on which the offering is expected to end is hereby updated.

B. Reimbursement of Issuer Costs in Connection with Our Organization and This Offering to Our Advisor

As described in the sections captioned, “Prospectus Summary - Management Compensation, Expense Reimbursements and Operating Partnership OP Units and Special OP Units,” “Management - Our Advisor and Our Advisory Agreement - Compensation,” “Management Compensation, Expense Reimbursements and Operating Partnership OP Units and Special OP Units” and “Plan of Distribution” on pages 19, 100, 117 and 204, respectively, of the Prospectus, we will reimburse our Advisor and its affiliates for all issuer costs incurred by our Advisor and its affiliates in connection with this offering and our organization. On April 13, 2016, the Advisory Agreement was amended, effective as of February 29, 2016, to reflect that we will not reimburse our Advisor for the cumulative issuer costs incurred in connection with our public offerings in excess of 2.5% of gross offering proceeds from our public offerings. Our Advisor has repaid to us the amounts we had reimbursed our Advisor prior to the effective date of the amended Advisory Agreement for cumulative issuer costs in excess of 2.5% of the gross offering proceeds from this offering.

The disclosure in this Section B of the Supplement hereby updates the disclosure in the above-referenced sections of the Prospectus and elsewhere throughout the Prospectus concerning reimbursements to the Advisor for issuer costs in connection with this offering and our organization.

C. Updates to the Offering Price of Our Primary Shares and Our Distribution Reinvestment Plan Shares

In this offering, the primary shares are presently offered at $10.00 per Class A Share and $9.4489 per Class T Share. Also, the distribution reinvestment plan shares are presently offered at $9.50 per Class A Share and $9.00 per Class T Share. As described in Section D of this Supplement, on April 13, 2016, our board of directors determined an estimated net asset value, or NAV, per share of $9.03. In conjunction therewith, effective as of April 25, 2016, our board of directors has determined a new primary offering price $10.1233 per Class A Share and $9.5606 per Class T Share. For purposes of this Supplement and the Prospectus, we have rounded the primary offering price per Class A Share and per Class T Share to $10.12 and $9.56,

respectively. Accordingly, effective as of April 25, 2016, all references throughout the prospectus to the primary offering price per Class A Share and per Class T Share are hereby updated to reflect the new primary offering prices of $10.12 per Class A Share and $9.56 per Class T Share. In addition, on April 13, 2016, our board of directors adopted the third amended and restated distribution reinvestment plan to reflect a new offering price for the distribution reinvestment plan shares of $9.61 per Class A Share and $9.08 per Class T Share, which is equal to approximately 95% of the offering price of the primary shares of each respective class. The third amended and restated distribution reinvestment plan takes effect on April 25, 2016, and accordingly, effective as of that date, references throughout the prospectus to distribution reinvestment plan price per Class A Share and per Class T Share are hereby updated to reflect the new per share distribution reinvestment plan prices of $9.61 per Class A Share and $9.08 per Class T Share.

Additionally, the table on the cover page of the Prospectus is hereby updated and replaced with the following:

	Maximum Aggregate Price to the Public(1)	Maximum Selling Commission		Maximum Dealer Manager Fee		Proceeds, Before Expenses, To Us(2)
Maximum Primary Offering	$2,000,000,000	$60,000,000	(3)	$56,000,000	(3)	$1,884,000,000
Class A Shares, Per Share	$10.12	$0.71		$0.30		$9.11
Class T Shares, Per Share	$9.56	$0.19		$0.26		$9.11
Distribution Reinvestment Plan	$500,000,000	—		—		$500,000,000
Class A Shares, Per Share	$9.61	—		—		$9.61
Class T Shares, Per Share	$9.08	—		—		$9.08
Total Maximum Offering	$2,500,000,000	$60,000,000		$56,000,000		$2,384,000,000

(1)	Assumes we sell $2,000,000,000 in the primary offering and $500,000,000 in our distribution reinvestment plan.

(2)
Proceeds are calculated before deducting issuer costs other than selling commissions and the dealer manager fee. These issuer costs are expected to consist of, among others, expenses of our organization, actual legal, bona fide out-of-pocket itemized due diligence expenses, accounting, printing, filing fees, transfer agent costs, postage, escrow fees, data processing fees, advertising and sales literature and other offering-related expenses. In addition, an annual distribution and stockholder servicing fee is payable on Class T Shares out of distributions or operations.

(3)
The maximum selling commission and dealer manager fee assume that 20% and 80% of the shares sold in the primary offering are Class A Shares and Class T Shares, respectively. See "Plan of Distribution" for additional information regarding underwriting compensation. Per share amounts in the table have been rounded to the nearest whole cent.

D. Updates to the Plan of Distribution Section

1.
Effective as of April 25, 2016, the third paragraph in the “Plan of Distribution - General” section on page 200 of the Prospectus is hereby deleted in its entirety and the following disclosure is hereby added to the “Plan of Distribution” section of the Prospectus immediately following the “Plan of Distribution - General” section of the Prospectus.

Determination of Offering Price per Class A Share and per Class T Share

Our board of directors determined the offering price per Class A Share and per Class T Share in its sole discretion and is ultimately and solely responsible for establishing the offering price for shares of our common stock in this offering. The respective per share offering price of our Class A Shares and our Class T Shares is higher than the estimated NAV per share determined by our board of directors, as described below. The following is a summary of the methodology used by our valuation committee and our board of directors in determining the offering price of $10.12 per Class A Share and $9.56 per Class T Share.
In accordance with our valuation policy described in “Description of Capital Stock - Valuation Policy,” a valuation committee comprised of our independent directors (i) approved the engagement of a third party valuation firm to assist in the valuation of our assets and liabilities; (ii) oversaw the valuation process and methodologies used to determine the estimated NAV per share; (iii) reviewed the reasonableness of the estimated NAV per share; and (iv) recommended the final proposed estimated NAV per share to our board of directors. The estimated NAV per share was determined in accordance with our valuation policy, primarily utilizing guidelines established by Investment Program Association Practice Guideline 2013-01 — “Valuation of Publicly Registered, Non-Listed REITs” issued on April 29, 2013, with the exception that, as described below, certain pro forma adjustments were made. The valuation committee approved the engagement of Cushman & Wakefield, Inc., or “Cushman,” an independent third party real estate advisory and consulting firm, to provide third party appraisals for each of our real estate properties as of February 29, 2016. These appraisals were performed in accordance with Uniform Standards of Professional Appraisal Practice with respect to our two domestic properties and performed in accordance with the professional standards as published by the Royal Institution of Chartered Surveyors with respect to our international real estate investment.

Cushman has extensive experience in conducting appraisals and valuations on real properties and each of our appraisals with respect to our domestic properties were prepared by personnel who are members of the Appraisal Institute and have the Member of Appraisal Institute, or MAI, designation.

The valuation committee also approved the engagement of Jones Lang LaSalle, an independent third party real estate advisory and consulting services firm, to perform valuations of our debt obligations as of February 29, 2016.

In establishing the new estimated NAV per share, in addition to using the appraised values of our real estate investments and values of our debt obligations, the valuation committee also included in its determination the values of other assets and liabilities such as cash, tenant and other receivables, accounts payable and accrued expenses, distributions payable and other assets and liabilities, all of which were valued at cost. No liquidity discounts or discounts relating to the fact that we are externally managed were applied to the estimated NAV per share and no attempt was made to value Hines Global II as an enterprise.

Additionally, the valuation committee approved the engagement of Cushman to assess the reasonableness of our new NAV per share. In doing so, Cushman utilized their appraised values as described above, the valuations of our debt obligations provided by Jones Lang LaSalle and information provided by management regarding balances of cash, tenant and other receivables, accounts payable and accrued expenses, distributions payable and other assets and liabilities. Upon the recommendation of the valuation committee, our board of directors determined the new estimated NAV of $9.03 per share of our common stock as of February 29, 2016. Cushman concluded that this determination was reasonable.

The aggregate appraised value of our real estate investments as of February 29, 2016 was $198.2 million, including amounts attributable to noncontrolling interests, which represents a 6.1% increase when compared to the purchase price of the real estate investments excluding closing costs, transaction fees and additional capital investments since acquisition.  This 6.1% net increase resulted from a 7.9% appreciation in the aggregate appraised values of our real estate investments since their purchase, which was offset by 1.8% dilution resulting from the devaluation of the Euro against the U.S dollar. The increase due to the appreciation of our real estate investments was further offset by the dilution caused by the acquisition fees and expenses incurred in connection with those real estate investments.

The table below sets forth the calculation of our estimated NAV per share as of February 29, 2016 and the offering price of each class of shares of our common stock, effective as of April 25, 2016:

	Gross Amount	Per Share
Real estate investments	$198,232,800	$15.45
Other assets	15,066,603	$1.17
Debt obligations and other liabilities	(97,143,380)	$(7.57)
Noncontrolling interests	(221,277)	$(0.02)
Estimated NAV	$115,934,746	$9.03
Shares outstanding	12,832,316

Class A Shares:
Estimated NAV		$9.03
Costs of raising capital		$1.09
Offering price per Class A Share		$10.12

Class T Shares:
Estimated NAV		$9.03
Costs of raising capital		$0.53
Offering price per Class T Share		$9.56

The valuation committee and our board of directors determined the estimated NAV per share by (i) utilizing the appraised values of our real estate investments of $198.2 million and adding our other assets (comprised of cash, tenant and other receivables and other assets) of $15.1 million, (ii) subtracting the values of our debt obligations and other liabilities comprised of our accounts payable and accrued expenses, due to affiliates, distributions payable and other liabilities of $97.1 million, as well as amounts related to noncontrolling interests of approximately $221,000, and (iii) dividing the total by our common shares outstanding as of February 29, 2016 of 12.8 million, resulting in an estimated NAV per share of $9.03.

Additionally, our board of directors considered the costs and expenses associated with raising equity in connection with this offering, consisting of selling commissions, dealer manager fees and estimated issuer costs, resulting in a primary offering price of $10.12 per Class A Share and $9.56 per Class T Share, which reflects an increase of $0.12 and $0.11, respectively, over the previous primary offering prices of our Class A Shares and Class T Shares.

Other than with respect to the appraised values of our real estate investments and values of our debt obligations, the values of the assets and liabilities described above were determined based on their cost as of December 31, 2015 and included certain pro forma adjustments primarily related to: (i) the issuance of additional shares net of offering proceeds of our common stock from January 1, 2016 through February 29, 2016, (ii) pro forma adjustments to reflect the acquisition of the Domain Apartments and related acquisition expenses, and (iii) pro forma adjustments to remove the liability related to issuer costs that were in excess of 2.5% of our gross offering proceeds as of February 29, 2016 due to the cap on issuer cost reimbursements to our Advisor. Other than those adjustments described above, we did not make significant additional adjustments related to our operations for the period from January 1, 2016 through February 29, 2016 because we did not believe they would have a material impact on our estimated NAV. Additionally, the calculation of the estimated NAV per share excluded certain items on our consolidated balance sheet that were determined to have no future value or economic impact on the valuation. Examples include receivables related to straight-line rental revenue and costs incurred to put debt in place. Other items were excluded because they were already considered elsewhere in the valuation. Examples include intangible lease assets and liabilities related to our real estate investments and costs incurred for capital expenditures that were included in the appraised values of our real estate investments.

The appraised values provided by Cushman described above were determined primarily by using methodologies that are commonly used in the commercial real estate industry. These methodologies included discounted cash flow analyses and reviews of current, historical and projected capitalization rates for properties comparable to those owned by us as well as going-in capitalization rates for properties comparable to those owned by us. Each appraisal assumes a 10-year hold period. The tables below summarize the key assumptions that were used in the valuations of our real estate investments.

Rate
Domestic Real Estate Investments
Industrial
Exit capitalization rate	7.00%
Discount rate/internal rate of return	7.75%
Multi-Family
Going-in capitalization rate	5.25%
International Real Estate Investments
Office
Going-in capitalization rate	5.20%

While our board of directors believes that the assumptions used in determining the appraised values of our real estate investments are reasonable, a change in these assumptions would impact the calculation of such values. For example, assuming all other factors remained unchanged, an increase in the average discount rate of 25 basis points would yield a decrease in the appraised values of our real estate investments of 1.7%, while a decrease in the average discount rate of 25 basis points would yield an increase in the appraised values of our real estate investments of 1.9%. Likewise, an increase in the average exit capitalization rate of 25 basis points would yield a decrease in the appraised values of our real estate investments of 1.9%, while a decrease in the average exit capitalization rate of 25 basis points would yield an increase in the appraised values of our real estate investments of 2.2%. Additionally, an increase in the average going-in capitalization rate of 25 basis points would yield a decrease in the appraised value of our real estate investments of 4.4%, while a decrease in the average going-in capitalization rate of 25 basis points would yield an increase in the appraised value of our real estate investments of 5.2%.

Limitations of Estimated NAV Per Share and Offering Prices Per Share

As with any valuation methodology, the methodology used to determine the estimated NAV per share was based upon a number of assumptions, estimates and judgments that may not be accurate or complete. Further, different parties using different property-specific and general real estate and capital market assumptions, estimates, judgments and standards could derive an estimated NAV per share that could be significantly different from the estimated NAV per share determined by our board of directors. The estimated NAV per share and the offering prices per share described above are not intended to represent the fair value of our assets less liabilities in accordance with U.S. generally accepted accounting principles, and such estimated NAV per share and offering prices per share are not a representation, warranty or guarantee that (i) a stockholder would be able to realize the estimated NAV per share or the respective offering price per share if such stockholder attempts to sell his or her shares; (ii) a stockholder would ultimately realize distributions per share equal to the estimated NAV per share or the respective offering price per share upon our liquidation or sale; (iii) shares of our common stock would trade at the estimated NAV per share or the respective offering price per share on a national securities exchange; (iv) a third party would offer the estimated NAV per share or the respective offering price per share in an arm’s-length transaction to purchase all or substantially all of our shares of common stock; or (v) the methodologies used to determine the estimated NAV per share would be acceptable to FINRA. In addition, we can make no claim as to whether the estimated NAV per share will or will not satisfy the applicable annual valuation requirements under ERISA and the Code with respect to employee benefit plans subject to ERISA and other retirement plans or accounts subject to Section 4975 of the Code that are investing in shares of our common stock.

Further, the estimated NAV per share and the offering prices per share were calculated as of a moment in time, and, although the value of shares of our common stock will fluctuate over time as a result of, among other things, developments related to individual assets, changes in the real estate and capital markets, acquisitions or dispositions of assets, the distribution of proceeds from the sale of real estate to our stockholders and changes in corporate policies such as our distribution level relative to earnings, we do not undertake to update the offering prices per share on a regular basis. As a result, stockholders should not rely on the estimated NAV per share or the respective offering price per share as an accurate measure of the then-current value of shares of our common stock in making a decision to buy or sell shares of our common stock, including whether to invest in this offering, whether to reinvest distributions by participating in our distribution reinvestment plan and whether to request redemption under our share redemption program. In addition, our board of directors may in its discretion from time to time change the offering prices per share of our common stock, and therefore the number of shares being offered in this offering, through one or more supplements or amendments to this prospectus or post-effective amendments to the registration statement of which this prospectus is a part. We cannot assure you that the offering prices per share will increase or that they will not decrease during this offering or in connection with any future offering of shares of our common stock. Included among the circumstances under which our board of directors may determine to change the offering prices per share are the commencement of a new follow-on offering, an event that results in significant changes to the value of our assets or the adoption of new rules by FINRA or other regulatory authorities. We expect that we will next disclose a new estimated NAV per share by April 2017.

2.
The $9.30 per Class A Share on page 202 in the “Underwriting Terms” section of the “Plan of Distribution” is hereby superseded and replaced with $9.41, which represents a 7.0% discount on our new primary offering price of $10.12 per Class A Share.

3.
The $9.00 on page 202 in the “Underwriting Terms” section of the “Plan of Distribution” is hereby superseded and replaced with $9.11, which represents a 10% discount on our new primary offering price of $10.12 per Class A Share.

4.	The first paragraph following the volume discounts table on page 206 in the “Volume Discounts” section of the “Plan of Distribution” is hereby superseded and replaced with the following:
For example, if you purchase $350,000 of Class A Shares, the selling commissions on $100,000 of such shares will be reduced to 6.0%, in which event you will receive 34,673 shares instead of 34,574 shares, the number of shares you would have received if you had paid $10.12 per Class A Share for all the shares purchased. The net offering proceeds we receive from the sale of shares are not affected by volume discounts. Subsequent purchases made in this offering and any subsequent offerings from the same participating broker dealer will be combined with previous purchases for purposes of computing the amount invested and applying the appropriate volume discount. For example, if you previously purchased $200,000 of Class A Shares and you are now purchasing an additional $60,000 of Class A Shares, you may combine these amounts, resulting in you exceeding the $250,000 breakpoint by $10,000 and you will receive the lower selling commission with respect to that $10,000.

5.
The fourth paragraph discussing sales of $10 million or more of Class A Shares on page 207 in the “Volume Discounts” section of the “Plan of Distribution” is hereby superseded and replaced with the following:

For sales of $10 million or more of Class A Shares, our Dealer Manager may, in its sole discretion, agree to waive all or a portion of the dealer manager fee, such that Class A Shares purchased in any such transaction may be at a discount of up to 9.0%, or $9.21 per Class A Share, reflecting a reduction in selling commissions from 7.0% to 1.0% as a result of the volume discount described above and an additional 3.0% due to the Dealer Manager’s reduction or waiver of its fee. The net offering proceeds we receive will not be affected by any such reduction or waiver of the dealer manager fee.